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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

RESOURCE ASSET MANAGEMENT CORPRATION

(F/K/A VPN COMMUNICATIONS CORPORATION)

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

76119P 10 2

(CUSIP Number)

KAREN CONWAY

18952 MAC ARTHUR BLVD #300 IRVINE CA 92612

949-417-4610

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

5/21/02

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76119P 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
HOWARD BEHLING

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	.........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) .OO..........................................................................................

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization USA ......................................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 1,500,000..............................................................................

	8.	Shared Voting Power ......................................................................................................

	9.	Sole Dispositive Power...1,500,000.................................................................................................

	10.	Shared Dispositive Power ...............................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000.............................................

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) ......12%............................................

14.

Type of Reporting Person (See Instructions)

..IN..........................................................................................................................................................

...............................................................................................................................................................

...............................................................................................................................................................

...............................................................................................................................................................

...............................................................................................................................................................

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ Howard Behling Howard Behling

Date 6/21/02